1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 31, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/10/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Nine Months Ended September 30, 2005 and 2004 and Independent Accountants’ Review Report- ROC GAAP

2.	Financial Statements as of December 31, 2004 and September 30, 2005 (Unaudited) and for Three Months and Nine Months Ended September 30, 2004 and 2005 (Unaudited)- US GAAP

3.	Press Release on 2005/10/31

Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Nine Months Ended September 30, 2005 and 2004 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2005 and 2004, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,427,693 thousand and NT$1,396,750 thousand as of September 30, 2005 and 2004 and the equity in their net gains were NT$65,500 thousand and NT$33,268 thousand for the nine months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company completed privatization on August 12, 2005 and the accounts before privatization are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

October 19, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$17,154,268	4	$9,981,407	2
Short-term investments (Notes 2 and 5)	16,097,828	4	3,700,000	1
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,543,439 thousand in 2005 and $2,418,807 thousand in 2004 (Notes 2 and 6)	12,772,978	3	15,695,252	4
Other current monetary assets	2,357,538	—	2,073,435	—
Inventories (Notes 2 and 7)	1,890,964	—	1,409,707	—
Deferred income taxes (Notes 2 and 16)	2,940,154	1	11,999,110	3
Other current assets (Note 8)	10,142,667	2	3,337,168	1

Total current assets	63,356,397	14	48,196,079	11

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 20)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,427,693	—	1,396,750	—
Investments accounted for using the cost method	2,605,956	1	2,553,016	1

Investment in unconsolidated companies and funds	6,033,649	1	5,949,766	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 19)
Cost
Land	101,901,489	23	101,832,412	23
Land improvements	1,462,153	—	1,447,342	—
Buildings	56,765,074	13	54,615,356	12
Machinery and equipment	21,796,868	5	21,893,015	5
Telecommunications network facilities	625,308,501	141	613,666,790	138
Miscellaneous equipment	2,061,694	—	2,113,978	1

Total cost	809,295,779	182	795,568,893	179
Revaluation increment on land	5,951,339	2	5,951,368	1

	815,247,118	184	801,520,261	180
Less: Accumulated depreciation	478,530,307	108	458,771,013	103

	336,716,811	76	342,749,248	77
Construction in progress and advances related to acquisitions of equipment	25,611,084	6	36,176,409	8

Property, plant and equipment, net	362,327,895	82	378,925,657	85

INTANGIBLE ASSETS
3G concession (Note 2)	9,919,067	2	10,179,000	2
Deferred pension cost (Notes 2 and 18)	—	—	205,261	—
Patents and computer software, net (Note 2)	176,633	—	206,090	—

Total intangible assets	10,095,700	2	10,590,351	2

OTHER ASSETS
Refundable deposits	1,474,113	1	1,220,402	1
Overdue receivables, net of allowance for doubtful accounts of $1,151,931 thousand in 2005 and $2,708,406 thousand in 2004 (Notes 2 and 6)	333,508	—	647,460	—
Deferred income taxes - non-current (Notes 2 and 16)	85,866	—	14,256	—
Other	343,814	—	442,905	—

Total other assets	2,237,301	1	2,325,023	1

TOTAL	$444,050,942	100	$445,986,876	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable (Note 19)	$12,083,002	3	$12,105,238	3
Income tax payable (Notes 2 and 16)	16,550	—	2,585,080	1
Accrued expenses (Notes 11 and 19)	9,609,465	2	10,269,416	2
Accrued pension liabilities (Notes 2 and 18)	—	—	1,278,534	—
Long-term loans payable - current portion (Note 13)	200,000	—	200,000	—

Other current liabilities (Notes 12 and 19)	16,599,596	4	18,349,115	4

Total current liabilities	38,508,613	9	44,787,383	10

LONG-TERM LIABILITIES
Long-term loans (Note 13)	300,000	—	500,000	—
Deferred income	324,029	—	369,396	—

Total long-term liabilities	624,029	—	869,396	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	94,986	—	211,182	—

OTHER LIABILITIES

Customers’ deposits	7,079,438	1	6,014,518	2
Other	319,654	—	182,903	—

Total other liabilities	7,399,092	1	6,197,421	2

Total liabilities	46,626,720	10	52,065,382	12

STOCKHOLDERS’ EQUITY (Notes 2, 10 and 14)
Common capital stock - $10 par value; authorized, issued and outstanding - 9,647,725 thousand shares	96,477,249	22	96,477,249	22

Capital surplus:
Paid-in capital in excess of par value	214,529,603	48	214,538,597	48
Capital surplus from revaluation of land	5,856,353	2	5,740,185	1
Donations	13,170	—	13,170	—

Total capital surplus	220,399,126	50	220,291,952	49

Retained earnings:
Legal reserve	39,272,477	9	34,286,147	8
Special reserve	2,680,184	—	2,675,941	—
Unappropriated earnings	38,600,793	9	40,190,727	9

Total retained earnings	80,553,454	18	77,152,815	17

Other adjustment
Cumulative translation adjustments	(5,607)	—	(522)	—

Total stockholders’ equity	397,424,222	90	393,921,494	88

TOTAL	$444,050,942	100	$445,986,876	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 19, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2005		2004
	Amount	%	Amount	%
SERVICE REVENUES	$136,919,581	100	$136,753,926	100

COSTS OF SERVICES (Note 19)	68,334,176	50	68,129,259	50

GROSS PROFIT	68,585,405	50	68,624,667	50

OPERATING EXPENSES
Marketing	17,817,984	13	17,080,124	12
General and administrative	2,104,308	1	1,994,710	1
Research and development	2,282,128	2	2,270,875	2

Total operating expenses	22,204,420	16	21,345,709	15

INCOME FROM OPERATIONS	46,380,985	34	47,278,958	35

OTHER INCOME
Penalties income	934,264	1	748,391	1
Interest	348,139	—	163,779	—
Income from sale of scrap	280,230	—	461,033	—
Foreign exchange gain, net	75,216	—	—	—
Equity in net income of unconsolidated companies	65,500	—	33,268	—
Dividends income	57,881	—	28,434	—
Other income	691,552	1	444,640	—

Total other income	2,452,782	2	1,879,545	1

OTHER EXPENSES
Impairment loss on long-lived assets	343,463	—	—	—
Losses on disposal of property, plant and equipment	33,087	—	128,560	—
Interest	1,712	—	316	—
Foreign exchange loss, net	—	—	42,703	—
Other expense	962,239	1	1,041,790	1

Total other expenses	1,340,501	1	1,213,369	1

INCOME BEFORE INCOME TAX	47,493,266	35	47,945,134	35

INCOME TAX (Notes 2 and 16)	9,327,172	7	8,660,688	6

NET INCOME	$38,166,094	28	$39,284,446	29

(Continued)

	2005		2004
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
BASIC NET INCOME PER SHARE (Notes 2 and 17)	$4.92	$3.96	$4.97	$4.07

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 19, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$38,166,094	$39,284,446
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	710,359	1,022,813
Depreciation and amortization	31,093,996	30,757,991
Impairment loss on long-lived assets	343,463	—
Gain on disposal of short-term investments	(79,380)	(8,882)
Provision for loss on short-term investments	(12,416)	—
Reversal of allowance for losses on inventories	—	(1,297)
Loss on disposal of property, plant and equipment	33,087	122,256
Equity in net income of unconsolidated companies	(65,500)	(33,268)
Cash dividends received from equity companies	66,000	56,000
Deferred income taxes	9,263,941	71,580
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	811,422	(1,803,652)
Other current monetary assets	(844,695)	(448,964)
Inventories	(452,927)	(510,263)
Other current assets	(9,478,540)	(2,804,934)
Overdue receivables	(634,537)	(546,100)
Increase (decrease) in:
Trade notes and accounts payable	(2,399,726)	713,954
Income tax payable	(5,013,108)	(2,342,972)
Accrued expenses	(4,722,250)	(3,892,647)
Accrued pension liabilities	(773,465)	(2,108,012)
Other current liabilities	1,291,984	1,303,733
Deferred income	(37,100)	(49,641)

Net cash provided by operating activities	57,266,702	58,782,141

CASH FLOWS FROM INVESTING ACTIVITIES
Increase of short-term investments, net	(6,891,519)	(3,691,118)
Proceeds from disposal of investments in unconsolidated companies	—	10
Acquisitions of investments in unconsolidated companies	—	(476,423)
Proceeds from disposal of property, plant and equipment	34,311	11,228
Acquisitions of property, plant and equipment	(15,896,114)	(13,370,618)
Increase of intangible assets	(79,701)	(77,846)
Decrease(increase) in other assets	(184,054)	738,435

Net cash used in investing activities	(23,017,077)	(16,866,332)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(200,000)	$—
Decrease in customers’ deposits	(950,216)	(2,012,457)
Increase (decrease) in other liabilities	116,355	(60,212)
Cash dividends paid	(45,344,307)	(43,414,762)

Net cash used in financing activities	(46,378,168)	(45,487,431)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,128,543)	(3,571,622)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,282,811	13,553,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,154,268	$9,981,407

SUPPLEMENTAL INFORMATION
Interest paid	$1,712	$316

Income tax paid	$11,400,288	$10,999,375

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$116,196	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 19, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

As a dominant telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005. After the transfer in the international offering of ADS and in domestic public offering on August 12, 2005, the MOTC owns 47.84% shares of the Company and completed privatization plan.

The numbers of employees as of September 30, 2005 and 2004 are 27,031 and 28,533, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Accounting

As a state-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investment sold are determined using the moving weighted-average method.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables. The Company evaluates the collectibility of individual receivables according to its aging analysis, etc. periodically.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments less reductions for decline in value are charged to stockholders’ equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Pension Costs

Upon privatization, pension costs subject to defined benefit plan are recognized according to the actuarial report and the measurement date is August 12, 2005. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities - credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing current rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488
Intangible assets	11,630,126	—	11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

Statement of income

Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

The adjustments made by the government agencies that decreased income before income tax of $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $45,319,914 thousand and decreased total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded at December 31, 2004 by the MOA. (Please refer to Note 14).

4.	CASH AND CASH EQUIVALENTS

	September 30
	2005	2004
Cash
Cash on hand	$99,829	$114,216
Cash in banks	3,735,440	4,911,891

	3,835,269	5,026,107
Cash equivalents
Commercial paper purchased, annual discount rates - ranging from 1.20%-1.24% and 0.98%-1.00% for 2005 and 2004, respectively	13,318,999	4,955,300

	$17,154,268	$9,981,407

5.	SHORT-TERM INVESTMENTS

	September 30
	2005	2004
Open-end bond mutual funds	$15,831,085	$3,700,000
Principal guarantee notes	100,000	—
Real estate investment trust fund	100,000	—
Listed stocks	66,743	—

	$16,097,828	$3,700,000

Market value	$16,220,329	$3,700,000

The market value of short-term investments were based on the net asset value as of September 30, 2005 and 2004 or the average price of September 2005.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2005	2004
Balance, beginning of period	$4,473,433	$7,786,037
Provision for doubtful accounts	706,999	981,367
Accounts receivable written off	(1,485,062)	(3,640,191)

Balance, end of period	$3,695,370	$5,127,213

Above balance of allowance for doubtful accounts consisted of the allowance for notes, accounts receivable as well as overdue receivables.

7.	INVENTORIES, NET

	September 30
	2005	2004
Supplies	$1,364,360	$1,071,921
Work in process	15,816	1,800
Materials in transit	510,788	335,986

	$1,890,964	$1,409,707

8.	OTHER CURRENT ASSETS

	September 30
	2005	2004
Prepaid income tax	$6,323,599	$—
Prepaid expenses	3,751,968	3,225,871
Miscellaneous	67,100	111,297

	$10,142,667	$3,337,168

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	September 30
	2005		2004
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000

	2,000,000		2,000,000

Investments in unconsolidated companies
Equity investees:
Chunghwa Investment (“CHI”)	930,341	49	978,896	49
Taiwan International Standard Electronics (“TISE”)	497,352	40	417,854	40

	1,427,693		1,396,750

Cost investees
Taipei Financial Center (“TFC”)	2,529,206	12	2,476,266	12
RPTI International (“RPIT”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	2,605,956		2,553,016

Total investments in unconsolidated companies	4,033,649		3,949,766

	$6,033,649		$5,949,766

The carrying values of the equity investees and the equity in their net loss and net income as of and for the nine months ended September 30, 2005 and 2004 are based on unreviewed financial statements. The equity in their net gains were $65,500 thousand and $33,268 thousand for the nine months ended September 30, 2005 and 2004, respectively.

The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership were $2,168,272 thousand and $2,416,380 thousand as of September 30, 2005 and 2004, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2005	2004
Cost
Land	$101,901,489	$101,832,412
Land improvements	1,462,153	1,447,342
Buildings	56,765,074	54,615,356
Machinery and equipment	21,796,868	21,893,015
Telecommunications network facilities	625,308,501	613,666,790
Miscellaneous equipment	2,061,694	2,113,978

Total cost	809,295,779	795,568,893
Revaluation increment on land	5,951,339	5,951,368

	815,247,118	801,520,261

Accumulated depreciation
Land improvements	738,835	680,634
Buildings	12,990,475	12,037,982
Machinery and equipment	15,788,409	15,561,561
Telecommunications network facilities	447,247,118	428,718,235
Miscellaneous equipment	1,765,470	1,772,601

	478,530,307	458,771,013

	336,716,811	342,749,248
Construction in progress and advances related to acquisition of equipment	25,611,084	36,176,409

Property, plant and equipment, net	$362,327,895	$378,925,657

Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental taxes of $211,182 thousand, and capital surplus of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to capital surplus.

Because of the improvements on telecommunication technology and changes of the market, the recoverable amount of telecommunications network facilities of paging division is less than its carrying amount; therefore, an impairment loss amounted to $343,463 thousand is recognized on long-lived assets.

No interest expense was capitalized for the nine months ended September 30, 2005 and 2004.

11.	ACCRUED EXPENSES

	September 30
	2005	2004
Accrued compensation	$6,068,877	$6,882,727
Accrued franchise fees	1,883,192	1,870,237
Accrued advertisement expenses	210,000	430,000
Other accrued expenses	1,447,396	1,086,452

	$9,609,465	$10,269,416

12.	OTHER CURRENT LIABILITIES

	September 30
	2005	2004
Advances from subscribers	$4,712,257	$3,491,199
Amounts collected in trust for others	4,410,832	4,679,795
Payables to equipment suppliers	3,897,880	2,809,433
Refundable customers’ deposits	1,232,551	3,656,259
Payables to constructors suppliers	642,908	1,860,989
Miscellaneous	1,703,168	1,851,440

	$16,599,596	$18,349,115

13.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2005	2004
Loan from the Common Tunnel Fund	$500,000	$700,000
Less: Current portion of long-term loans	200,000	200,000

	$300,000	$500,000

The loan amount of NT$0.7 billion from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

14.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares and 2 preferred shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of September 30, 2005, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of September 30, 2005, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares and represented 25.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have to the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its competitive position in a high-growth market. Therefore, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriation and distributions of the 2004 and 2003 earning of the Company have been approved and resolved by the stockholders in June 21, 2005 and June 25, 2004, respectively, were as follows:

	Appropriations and Distributions of Earning		Dividends Per Share (Dollar)
	2004	2003	2004	2003
Legal reserve	$4,986,330	$4,848,789
Special reserve	4,243	522
Cash dividends	45,344,307	43,414,762	$4.7	$4.5

	$50,334,880	$48,264,073

Under the regulations of state-owned company, the appropriations and distributions adjustments of the 2004 and 2003 earnings had been recorded retroactively as of December 31, 2004 and 2003, respectively. (Refer to Note 3.)

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

15.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2005
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$11,444,693	$7,069,276	$18,513,969
Insurance	439,356	277,019	716,375
Pension	845,152	539,350	1,384,502
Other compensation	4,348,576	2,632,792	6,981,368

	17,077,777	10,518,437	27,596,214
Depreciation expense	28,937,116	1,710,233	30,647,349
Amortization expense	355,685	78,637	434,322

	$46,370,578	$12,307,307	$58,677,885

	Nine Months Ended September 30, 2004
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$11,305,485	$6,765,032	$18,070,517
Insurance	456,980	283,787	740,767
Pension	1,153,987	697,822	1,851,809
Other compensation	4,453,957	2,622,385	7,076,342

	17,370,409	10,369,026	27,739,435
Depreciation expense	28,930,010	1,622,694	30,552,704
Amortization expense	111,933	93,354	205,287

	$46,412,352	$12,085,074	$58,497,426

16.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% and income tax payable shown in the statements of income is as follows:

	Nine Months Ended September 30
	2005	2004
Income tax expense computed at statutory income tax rate of 25%	$11,873,307	$11,986,274
Deduct tax effect of:
Permanent differences	(135,083)	(54,444)
Timing differences	(12,569,495)	(907,030)
Investment tax credits	—	(2,465,129)

Income tax payable	$—	$8,559,671

b. Income tax expense consisted of the following:

Income tax payable	$—	$8,559,671
Income tax - separated	67,981	29,437
Income tax - deferred
Temporary difference	12,126,609	71,580
Investment tax credits	(2,091,156)	—
Loss carryforwards	(771,512)	—
Adjustment of prior year’s income tax	(4,750)	—

	$9,327,172	$8,660,688

The balance of income tax payable at September 30, 2005 was derived from the adjustment of the government agencies in examining the accounts for the year ended December 31, 2004.

The balance of income tax payable at September 30, 2004 was shown net of prepaid income tax.

c.	Deferred income tax assets (liabilities) consist of the following:

	September 30
	2005	2004
Current
Deferred income tax assets:
Investment tax credits	$2,091,156	$—
Loss carryforwards	771,512	—
Provision for doubtful receivables	241,954	778,858
Accrued pension cost	—	11,946,513
Other	111,748	56,748

	3,216,370	12,782,119
Less: Valuation allowance	(241,954)	(778,858)

	2,974,416	12,003,261
Deferred income tax liability:
Unrealized foreign exchange gain	(34,262)	(4,151)

Net current deferred income tax assets	$2,940,154	$11,999,110

(Continued)

	September 30
	2005	2004
Noncurrent deferred income tax assets:
Losses on impairment	$85,866	$—
Unrealized losses on disposal of property, plant and equipment	—	14,256

Net noncurrent deferred income tax assets	$85,866	$14,256

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2005	2004
Balance of Imputation Credit Account (ICA)	$115,890	$258,668

The actual ICA rate for the year ended December 31, 2004 and 2003 were 22.49% and 27.68%, respectively.

e.	Undistributed earnings information

As of September 30, 2005 and 2004, the Company’s undistributed earnings generated in June 30, 1998 and onward were $32,336 thousand for both years.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

17.	BASIC NET INCOME PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2005
Net income	$47,493,266	$38,166,094

Basic net income per share			9,647,725	$4.92	$3.96

Nine months ended September 30, 2004
Net income	$47,945,134	$39,284,446

Basic net income per share			9,647,725	$4.97	$4.07

18.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises. The plan assets of the Company is sufficient for the above accrued pension obligation.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

The balance of the Company’s plan assets subject to defined benefit plan were $1,163,152 thousand and $893,717 thousand as of September 30, 2005 and 2004, respectively.

The Company applies the Labor Pension Act of ROC beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan and contributes 6% of each employee’s monthly salary per month.

Pension costs were amounted to $1,533,569 thousand (1,533,317 thousand subject to defined benefit plan and 252 thousand subject to defined contribution plan) and $1,943,576 thousand for the nine months ended September 30, 2005 and 2004, respectively.

19.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s major customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related party:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity-accounted investee

b.	Significant transactions with the above related party are summarized as follows:

	September 30
	2005		2004
	Amount	%	Amount	%
1) Payables
Trade notes and accounts payable
TISE	$16,427	—	$33,170	—

Accrued expense
TISE	$37,791	—	$35,978	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$—	—	$5,443	—

2) Cost of services
TISE	$81,683	—	$127,649	—
CSI	27,468	—	95,457	—

	$109,151	—	$223,106	—

3) Acquisition of properties
TISE	$378,541	2	$795,947	6
CSI	255,912	2	73,840	1

	$634,453	4	$869,787	7

The foregoing transactions were conducted under normal commercial terms.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2005, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $2,867,980 thousand.

b.	Acquisitions of telecommunications equipment of $15,216,553 thousand.

c.	Unused letters of credit of approximately $5,469,932 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $394,716 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
The three months ended December 31, 2005	$315,384
2006	1,197,352
2007	839,646
2008	489,014
2009 and thereafter	323,499

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and how much is the contribution from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the pay order dated July 12, 2005 from the Taiwan Taipei District Court, the Company is required to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court on July 29, 2005. Chunghwa Post Co., Ltd. has submitted pleading to the Taipei District Court and started pretrial procedure. Currently the preliminary hearing has initiated, not yet proceeds to the argumentation.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exposures related to foreign-currency denominated payable fluctuation. There were no foreign currency forward exchange contracts outstanding as of September 30, 2004. The Company didn’t enter into derivative financial instrument transactions for the nine months ended September 30, 2005.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on domestic maturities. In order to manage this risk, the Company conducts transactions only with domestic financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net exchange loss for the nine months ended September 30, 2004 was $ 26,784 thousand.

b.	Fair value of financial instruments:

	September 30
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments

Assets
Cash and cash equivalents	$17,154,268	$17,154,268	$9,981,407	$9,981,407
Short-term investments	16,097,828	16,220,329	3,700,000	3,700,000
Trade notes and accounts receivable, net	12,772,978	12,772,978	15,695,252	15,695,252
Other current monetary assets	2,357,538	2,357,538	2,073,435	2,073,435
Investments in unconsolidated companies and funds	6,033,649	5,854,450	5,949,766	6,164,424
Refundable deposits	1,474,113	1,474,113	1,220,402	1,220,402
Overdue receivables, net	333,508	333,508	647,460	647,460
Liabilities
Trade notes and accounts payable	12,083,002	12,083,002	12,105,238	12,105,238
Accrued expenses	9,609,465	9,609,465	10,269,416	10,269,416
Long-term loans-current portion	200,000	200,000	200,000	200,000
Long-term loans	300,000	300,000	500,000	500,000
Customers’ deposits	7,079,438	7,079,438	6,014,518	6,014,518

The Company’s basis for determining the fair values is as follows:

1)	Financial instruments except those mentioned in b) and c) - the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

2)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

3)	Long-term loans (including long-term loans-current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

22.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: See Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: See Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: See Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: See Table 4

j.	Derivative financial transaction: See Note 23.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$930,341	49	$930,341	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	497,352	40	755,837	Note 1
		Taipei Financial Center	-	Investments in unconsolidated companies	288,211	2,529,206	12	1,883,422	Note 1
		RPTI International	-	Investments in unconsolidated companies	9,234	71,500	12	106,200	Note 1
		Siemens Telecommunication Systems	-	Investments in unconsolidated companies	75	5,250	15	178,650	Note 1
		Nan Ya Plastics Corporation	-	Short-term investment	123.6	5,002	—	4,933	Note 3
		Nien Hsing Textile Co., Ltd.	-	Short-term investment	284	7,028	—	6,819	Note 3
		China Steel Corporation	-	Short-term investment	114	3,341	—	3,340	Note 3
		China Motor Corporation	-	Short-term investment	503	15,571	—	14,914	Note 3
		KINPO Electronics, Inc.	-	Short-term investment	232	3,166	—	3,175	Note 3
		D-Link Corporation	-	Short-term investment	267	9,049	—	8,854	Note 3
		Benq Corporation	-	Short-term investment	402	11,924	—	11,964	Note 3
		Inventec Corporation	-	Short-term investment	195.7	2,810	—	3,074	Note 3
		Gigabyte Technology Co., Ltd.	-	Short-term investment	203	6,514	—	6,470	Note 3
		Realtek Semiconductor Corp.	-	Short-term investment	70	2,338	—	2,568	Note 3

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	-	Short-term investment	43,557	600,000	—	602,008	Note 2
		JF (Taiwan) Taiwan Bond Fund	-	Short-term investment	33,453	500,000	—	501,716	Note 2
		Dresdner Bond DAM Fund	-	Short-term investment	70,495	800,000	—	802,785	Note 2
		Invesco ROC Bond Fund	-	Short-term investment	54,891	800,626	—	803,250	Note 2
		ABN AMRO Bond Fund	-	Short-term investment	60,977	900,000	—	903,153	Note 2
		ABN AMRO Select Bond Fund	-	Short-term investment	99,074	1,100,000	—	1,103,884	Note 2
		PCA Well Pool Fund	-	Short-term investment	73,256	900,268	—	902,795	Note 2
		HSBC Taiwan Dragon Fund	-	Short-term investment	13,373	200,923	—	202,839	Note 2
		HSBC NTD Money Management Fund 2	-	Short-term investment	32,651	450,522	—	451,789	Note 2
		FUBON Ju-I III Fund	-	Short-term investment	41,772	501,156	—	502,747	Note 2
		Shinkong Chi-Shin Fund	-	Short-term investment	142,405	2,000,000	—	2,006,850	Note 2
		NITC Bond Fund	-	Short-term investment	12,408	2,000,000	—	2,006,663	Note 2
		Barits Bond Fund	-	Short-term investment	50,429	600,000	—	603,029	Note 2
		Taishin Lucky Fund	-	Short-term investment	9,966	100,000	—	100,549	Note 2
		TIIM High Yield Fund	-	Short-term investment	33,727	410,000	—	410,598	Note 2
		Fuh-Hwa Albatross Fund	-	Short-term investment	11,744	130,000	—	130,261	Note 2
		Fuwha Atex Bund Fund	-	Short-term investment	34,469	400,000	—	400,293	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		ADAM Global Bund Fund	-	Short-term investment	4,623	$50,000	—	$49,902	Note 2
		Fubon Global Reit Fund	-	Short-term investment	20,000	200,000	—	205,200	Note 2
		Jih Sun Navigation No. 1 Fund	-	Short-term investment	5,000	50,050	—	50,350	Note 2
		HSBC Trinity Balanced Fund	-	Short-term investment	25,000	250,000	—	252,965	Note 2
		JF (Taiwan) Pacific Balanced Fund	-	Short-term investment	10,000	100,000	—	104,079	Note 2
		Hua Nan Global Henry Fund	-	Short-term investment	10,000	100,000	—	100,614	Note 2
		Polaris Global Reits Fund	-	Short-term investment	10,000	100,000	—	106,900	Note 2
		Bowa Successful Balance Fund	-	Short-term investment	10,000	100,000	—	98,762	Note 2
		JF (Taiwan) Global Balance Fund	-	Short-term investment	9,036	100,000	—	103,069	Note 2
		JF (Taiwan) Wealth Management Fund	-	Short-term investment	9,362	100,000	—	102,631	Note 2
		Yuanta Structured Principal Protected Private Placement	-	Short-term investment	50,000	500,000	—	499,950	Note 2
		Fiedelity Euro Bond Fund	-	Short-term investment	1,256	604,960	—	613,233	Note 2
		Credit Suisse BF (Lux) Euro	-	Short-term investment	41	604,960	—	614,252	Note 2
		Fidelity Euro Bond Fund	-	Short-term investment	539	193,500	—	203,704	Note 2
		MFS Emerging Market Debt Fund	-	Short-term investment	351	192,600	—	208,110	Note 2
		GAM USD Special Bond Fund	-	Short-term investment	14	191,520	—	202,688	Note 2

		Real estate investment trust fund
		Fubon No. 1	-	Short-term investment	10,000	100,000	—	102,600	Note 2

		Principal guarantee notes
		President rainbow structure note	-	Short-term investment	—	100,000	—	100,000	Note 2

1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	609,409	100	609,409	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	102,249	100	102,249	Note 1
		Chunghwa Precision Test Technical Co., Ltd.	Subsidiary	Investments in unconsolidated companies	1,500	15,000	60	15,224	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	8,446	100	8,446	Note 1
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	18,406	43	18,406	Note 1
		Wayia Com Inc.	Equity method investee	Investments in unconsolidated companies	4,000	40,000	19	18,351	Note 1
		TVbean Co. Ltd. Wayia Com Inc.	-	Investments in unconsolidated companies	1,200	12,000	12	17,607	Note 1
		Vantech Software Company	-	Investments in unconsolidated companies	1,223	12,960	7	15,579	Note 1
		Digimax Production Center	-	Investments in unconsolidated companies	2,000	60,000	5	16,817	Note 1
		TSMC	-	Short-term investment	400	21,060	—	20,992	Note 3
		Kinsus	-	Short-term investment	200	14,000	—	13,920	Note 3
		Coretronic	-	Short-term investment	300	11,682	—	11,694	Note 3

		Beneficiary certification (mutual fund)
		Grand Cathay Bond Fund	-	Short-term investment	786	10,000	—	10,014	Note 2
		Cathay Superior Balanced Fund	-	Short-term investment	1,821	20,000	—	20,028	Note 2
		Grand Cathay High ROE and Dividend Balanced Fund	-	Short-term investment	1,000	10,000	—	10,020	Note 2
		JF (Taiwan) pacific Balanced Fund	-	Short-term investment	962	10,010	—	10,017	Note 2
		Cathay No. 1 REIT	-	Short-term investment	5,000	50,000	—	50,000	Note 2
		94 Anshin Card 02A1	-	Short-term investment	—	30,000	—	30,000	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		PCA Bond Fund	-	Short-term investment	1,132	$17,266	—	$17,317	Note 2
		HSBC NTD Money Manager Fund 2	-	Short-term investment	2,675	36,896	—	37,019	Note 2
		FGIT Duoli-2 Bond Fund	-	Short-term investment	3,510	50,327	—	50,480	Note 2
		Fuwha Bond Fund	-	Short-term investment	3,609	45,241	—	45,395	Note 2
		Fuwha Atex Bund Fund	-	Short-term investment	3,821	44,225	—	44,374	Note 2
		Home Ren Bund Fund	-	Short-term investment	2,076	31,354	—	31,505	Note 2
		Sheng-hua 1699 Bond Fund	-	Short-term investment	2,875	35,000	—	35,118	Note 2
		Cathay Capital Income Growth Bond Fund	-	Short-term investment	6,622	70,930	—	71,198	Note 2
		Mega Diamond Bond Fund	-	Short-term investment	3,600	40,253	—	40,679	Note 2
		NITC Bond Fund	-	Short-term investment	124	20,000	—	20,067	Note 2
		Truswell Bond Fund	-	Short-term investment	3,194	40,000	—	40,130	Note 2
		PIIM Bond Fund	-	Short-term investment	2,880	40,000	—	40,130	Note 2
		The Forever Fund	-	Short-term investment	2,818	40,000	—	40,131	Note 2
		Polaris De-Bao Fund	-	Short-term investment	2,989	31,500	—	31,601	Note 2
		JF Taiwan Bond Fund	-	Short-term investment	1,662	24,857	—	24,936	Note 2
		Cash Reserves Capital fund	-	Short-term investment	3,489	40,074	—	40,211	Note 2
		Safe Income Capital Fund	-	Short-term investment	1,514	22,000	—	22,102	Note 2
		Cathay Ballanced Bond Fund	-	Short-term investment	1,573	20,000	—	20,392	Note 2
		HSBC Trinity Balanced Fund	-	Short-term investment	1,500	15,001	—	15,179	Note 2
		Cathay Small Cap Growth Bond Fund	-	Short-term investment	2,396	40,000	—	41,657	Note 2
		Cathay Technology Fund	-	Short-term investment	1,392	30,000	—	30,968	Note 2
		Cathay Fund	-	Short-term investment	3,324	30,000	—	30,379	Note 2
		Polaris Taiwan Top 50 Tracker Fund	-	Short-term investment	250	11,750	—	11,793	Note 2

2	Chunghwa System Integration Co., Ltd	Common stock
.		TSMC	-	Short-term investment	280	15,109	—	14,924	Note 3
		Coretronic	-	Short-term investment	200	7,791	—	8,060	Note 3

		Beneficiary certification (mutual fund)
		Fuh-Hwa Bond Fund	-	Short-term investment	3,239	42,316	—	42,463	Note 2
		Cathay Capital Income Growth Bond Fund	-	Short-term investment	1,373	14,708	—	14,760	Note 2
		Mega Diamond Bond Fund	-	Short-term investment	3,596	40,500	—	40,637	Note 2
		Turswell Bond Fund	-	Short-term investment	3,205	40,000	—	40,261	Note 2
		Polaris Fu-Li Strategic Income Fund	-	Short-term investment	959	10,000	—	10,034	Note 2
		Cathay Fund	-	Short-term investment	2,187	20,000	—	19,991	Note 2
		Cathay Small Cap Growth Bond Fund	-	Short-term investment	1,198	20,000	—	20,825	Note 2
		Cathay Technology Fund	-	Short-term investment	1,293	20,000	—	20,723	Note 2
		Cathay Global Balanced Fund	-	Short-term investment	919	10,000	—	10,018	Note 2
		Cathay Superior Balanced Fund	-	Short-term investment	1,812	20,000	—	19,937	Note 2
		SinoPac Strategic Allocation Balanced Fund	-	Short-term investment	3,000	30,000	—	30,009	Note 2
		SinoPac Columbus Fund	-	Short-term investment	987	10,000	—	10,128	Note 2
		Cathay No. 1 REIT	-	Short-term investment	5,000	50,000	—	50,000	Note 2
		94 Anshin Card 02A1	-	Short-term investment	—	30,000	—	30,000	Note 2
		Fuh-Hua Albatross Fund	-	Short-term investment	2,830	31,255	—	31,387	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	4,590	$8,526	100	$6,148	Note 1
		Chunghwa Telecom (ASIA) Company	Subsidiary	Investments in unconsolidated companies	—	—	100	—	Note 1

Note 1:  The net asset values of unconsolidated companies were based on unreviewed financial statements.

Note 2:  The market value of short-term investments were based on the net asset values as of September 30, 2005.

Note 3:  The average price of September 2005.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINA MONTHS ENDED SEPTEMBER 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	Short-term investment	-	-	43,812	$600,000	43,557	$600,000	43,812	$603,505	$600,000	$3,505	43,557	$600,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	-	-	33,652	500,000	33,453	500,000	33,652	502,978	500,000	2,978	33,453	500,000
		Dresdner Bond DAM Fund	Short-term investment	-	-	79,876	900,000	70,495	800,000	79,876	905,765	900,000	5,765	70,495	800,000
		Invesco ROC Bond Fund	Short-term investment	-	-	68,986	1,000,000	68,560	1,000,000	82,655	1,206,216	1,199,374	6,842	54,891	800,626
		ABN AMRO Bond Fund	Short-term investment	-	-	47,725	700,000	74,568	1,100,000	61,316	905,015	900,000	5,015	60,977	900,000
		ABN AMRO Select Bond Fund	Short-term investment	-	-	63,451	700,000	135,235	1,500,000	99,612	1,105,971	1,100,000	5,971	99,074	1,100,000
		PCA Well Pool Fund	Short-term investment	-	-	106,401	1,300,000	81,372	1,000,000	114,517	1,406,189	1,399,732	6,457	73,256	900,268
		HSBC Taiwan Dragon Fund	Short-term investment	-	-	19,967	300,000	—	—	6,594	100,009	99,077	932	13,373	200,923
		HSBC NTD Money Management Fund 2	Short-term investment	-	-	36,468	500,000	61,662	850,000	65,479	904,027	899,478	4,549	32,651	450,522
		FUBON Ju-I III Fund	Short-term investment	-	-	75,498	900,000	91,738	1,100,000	125,464	1,506,426	1,498,844	7,582	41,772	501,156
		Shinkong Chi-Shin Fund	Short-term investment	-	-	107,498	1,500,000	178,160	2,500,000	143,253	2,011,921	2,000,000	11,921	142,405	2,000,000
		NITC Bond Fund	Short-term investment	-	-	—	—	24,877	4,000,000	12,469	2,009,760	2,000,000	9,760	12,408	2,000,000
		Barits Bond Fund	Short-term investment	-	-	—	—	50,429	600,000	—	—	—	—	50,429	600,000
		Taishin Lucky Fund	Short-term investment	-	-	—	—	9,966	100,000	—	—	—	—	9,966	100,000
		TIIM High Yield Fund	Short-term investment	-	-	—	—	33,727	410,000	—	—	—	—	33,727	410,000
		Fuh-Hwa Albatross Fund	Short-term investment	-	-	—	—	11,744	130,000	—	—	—	—	11,744	130,000
		Fuwha Atex Bund Fund	Short-term investment	-	-	—	—	34,469	400,000	—	—	—	—	34,469	400,000
		Fubon Global Reit Fund	Short-term investment	-	-	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		HSBC Trinity Balanced Fund	Short-term investment	-	-	—	—	25,000	250,000	—	—	—	—	25,000	250,000
		JF (Taiwan) Pacific Balanced Fund	Short-term investment	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Hua Nan Global Henry Fund	Short-term investment	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Polaris Global Reits Fund	Short-term investment	-	-	—	—	20,000	200,000	10,000	106,400	100,000	6,400	10,000	100,000
		Bowa Successful Balance Fund	Short-term investment	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		JF (Taiwan) Global Balance Fund	Short-term investment	-	-	—	—	9,036	100,000	—	—	—	—	9,036	100,000
		JF (Taiwan) Wealth Management Fund	Short-term investment	-	-	—	—	9,362	100,000	—	—	—	—	9,362	100,000
		Yuanta Structured Principal Protected Private Placement	Short-term investment	-	-	—	—	50,000	500,000	—	—	—	—	50,000	500,000
		Fidelity Euro Bond Fund	Short-term investment	-	-	813	407,880	443	197,080	—	—	—	—	1,256	604,960
		Credit Suisse BF (Lux) Euro	Short-term investment	-	-	28	407,880	13	197,080	—	—	—	—	41	604,960
		Fidelity European High Yield Fund	Short-term investment	-	-	—	—	539	193,500	—	—	—	—	539	193,500
		MFS Emerging Market Debt Fund	Short-term investment	-	-	—	—	351	192,600	—	—	—	—	351	192,600
		USD Special Bond Fund	Short-term investment	-	-	—	—	14	191,520	—	—	—	—	14	191,520
		Real estate investment trust fund
		Fubon No. 1	Short-term investment	-	-	—	—	10,000	100,000	—	—	—	—	10,000	100,000
		Real estate investment trust fund
		President rainbow structure note	Short-term investment	-	-	—	—	—	100,000	—	—	—	—	—	100,000

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		PCA Bond Fund	Short-term investment	-	-	6,665	$101,013	7,893	$120,191	13,426	$204,450	$203,938	$512	1,132	$17,266
		FGIT Duoli-2 Bond Fund	Short-term investment	-	-	3,510	50,000	7,020	100,497	7,020	100,497	100,170	327	3,510	50,327
		FGIT Duoli Bond Fund	Short-term investment	-	-	—	—	7,386	120,000	7,386	120,169	120,000	169	—	—
		Fuwha Bond Fund	Short-term investment	-	-	8,330	103,710	9,604	120,200	14,325	179,277	178,669	608	3,609	45,241
		Jamef Bond Fund	Short-term investment	-	-	5,199	71,064	2,916	40,000	8,115	111,409	111,064	345	—	—
		Cathay Capital Income Growth Bond Fund	Short-term investment	-	-	8,523	90,655	17,012	181,722	18,913	202,119	201,447	672	6,622	70,930
		Mega Diamond Bond Fund	Short-term investment	-	-	13,415	150,000	—	—	9,815	110,168	109,747	421	3,600	40,253
		NITC Bond Fund	Short-term investment	-	-	—	—	966	155,000	842	135,352	135,000	352	124	20,000
		HSBC Taiwan Dragon Fund	Short-term investment	-	-	3,435	51,602	3,434	51,775	6,869	103,672	103,377	295	—	—
		Sheng-hua 1699 Bond Fund	Short-term investment	-	-	—	—	9,890	120,000	7,015	85,222	85,000	222	2,875	35,000
		Cathay Bond Fund	Short-term investment	-	-	5,339	60,000	6,585	74,349	11,924	134,713	134,349	364	—	—
		Cathay Small Cap Growth Bond Fund	Short-term investment	-	-	—	—	7,748	123,500	5,352	87,806	83,500	4,306	2,396	40,000
2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Mega Diamond Bond Fund	Short-term investment	-	-	—	—	14,289	160,500	10,693	120,531	120,000	531	3,596	40,500

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2005.02.21	$473,248	Paid	Kun-Fu Construction Co., Ltd.	None	—	—	—	—	Bidding	New office	None
	Building	2005.08.08	148,964	Paid	Ya-Do Construction Co., Ltd.	None	—	—	—	—	Bidding	Telecommunication- equipment	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2005					Net Income (Loss) of the Investee			Recognized Gain (Loss)			Note
				September 30, 2005			December 31, 2004			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49		$930,341			$2,822			$1,383 (Note 1)		Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		497,352			(37,654)			64,117 (Note 2)		Equity- accounted investee
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services		600,000			600,000		60,000	100		609,409			6,451			6,451 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	US$	204,271 (6,000 thousand	)	US$	204,271 (6,000 thousand	)	6,000	100	US$	102,249 (3,077 thousand	)	US$	(21,960 (661 thousand	) )		(21,960)		Subsidiary
	Chunghwa Precision Test Technical Co., Ltd.	No. 12, Lane 551, Sec. 5, Minzu Rd., Yangmei Township, Taoyuan County 326, Taiwan (R.O.C.)	Electronics parts manufacturing industry Computer and peripheral device manufacturing industry Data storage manufacturing industry		15,000					1,500	60		15,000			374			224		Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	589	100	US$	8,446 (267 thousand	)	US$	(6,098 (194 thousand	) )		(6,098 (Note 1	) )	Subsidiary
	PandaMomum Company	British Virgin Island	Develop PandaMomum project and provide multimedia services		¥20,000 (65,094 thousand	)		¥20,000 (65,094 thousand	)	602	43		¥18,406 (149,989 thousand	)		¥(8 (67 thousand	) )		(8 (Note 1	) )	Equity- accounted investee
Chunghwa Investment Holding Company	Donghua Telecom Co., Ltd.	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	US$	20,000 (589 thousand	)	US$	20,000 (589 thousand	)	4,590	100	US$	8,526 (2,085 thousand	)	HK$	(6,148 (1,503 thousand	) )	US$	(6,148 (194 thousand (Note 1	) ) )	Subsidiary
	Chunghwa Telecom (ASIA) Company	Hong Kong		HK$	— (1)		HK$	— (1)		—	100		—			—			—		Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on unreviewed financial statements.

Note 2:	The equity in net loss of an unconsolidated company amounted to $15,062 thousand was calculated from the unreviewed financial statements plus a gain on realized upstream transactions of $106,087 thousand less a gain on unrealized upstream transactions of $26,908 thousand.

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2004 and

September 30, 2005 (Unaudited) and for

Three Months and Nine Months Ended

September 30, 2004 and 2005 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2004	September 30, 2005
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$29,283	$17,154	$517
Short-term investments	9,115	16,220	489
Trade notes and accounts receivable, net	13,673	12,671	382
Inventories	1,439	1,891	57
Prepaid expenses	602	9,805	296
Deferred income taxes	17,283	8,377	252
Other current assets	1,609	2,424	73

Total current assets	73,004	68,542	2,066

INVESTMENTS IN UNCONSOLIDATED COMPANIES	4,035	4,034	122

PROPERTY, PLANT AND EQUIPMENT, NET	311,638	294,875	8,887

INTANGIBLE ASSETS
Deferred pension cost	33,222	—	—
3G concession	10,179	9,919	299
Patents and computer software, net	207	177	5

Total intangible assets	43,608	10,096	304

OTHER ASSETS
Deferred income taxes - non-current	2,444	2,234	67
Other	3,692	3,818	115

Total other assets	6,136	6,052	182

TOTAL	$438,421	$383,599	$11,561

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$14,484	$12,083	$364
Income tax payable	5,032	17	1
Accrued expenses	14,368	9,620	290
Accrued pension liabilities	44,252	—	—
Current portion of deferred income	2,633	2,340	71
Current portion of long-term loans	200	200	6
Customers’ deposits	9,262	8,312	250
Other current liabilities	18,966	18,100	545

Total current liabilities	109,197	50,672	1,527

OTHER LIABILITIES
Deferred income, net of current portion	9,778	8,582	259
Long-term loans, net of current portion	500	300	9
Other	203	320	9

Total other liabilities	10,481	9,202	277

Total liabilities	119,678	59,874	1,804

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.30) par value; authorized, issued and outstanding - 9,647,724,900 common shares	96,477	96,477	2,908
Capital surplus	136,362	150,762	4,544
Retained earnings	85,909	76,492	2,305
Cumulative translation adjustments	(5)	(6)	—

Total stockholders’ equity	318,743	323,725	9,757

TOTAL	$438,421	$383,599	$11,561

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended September 30			Nine Months Ended September 30
	2004	2005		2004	2005
	NT$	NT$	US$	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)			(Note 3)
SERVICE REVENUES	$46,460	$47,751	$1,439	$138,386	$138,449	$4,173

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,877	16,551	499	43,927	46,162	1,391
Marketing, excluding depreciation and amortization	4,574	5,187	156	13,604	14,455	436
General and administrative, excluding depreciation and amortization	575	716	21	1,910	2,080	63
Research and development, excluding depreciation and amortization	592	717	22	1,787	1,976	60
Depreciation and amortization - costs of services	9,514	9,812	296	28,730	29,002	874
Depreciation and amortization - operating expenses	551	573	17	1,709	1,781	53

Total operating costs and expenses	30,683	33,556	1,011	91,667	95,456	2,877

INCOME FROM OPERATIONS	15,777	14,195	428	46,719	42,993	1,296

OTHER INCOME
Interest	49	132	4	164	348	11
Equity in net income of unconsolidated companies	9	1	—	33	66	2
Other income	543	887	27	1,675	2,162	65

Total other income	601	1,020	31	1,872	2,576	78

OTHER EXPENSES
Interest	—	1	—	—	2	—
Other expense	147	376	11	253	191	6

Total other expenses	147	377	11	253	193	6

INCOME BEFORE INCOME TAX	16,231	14,838	448	48,338	45,376	1,368

INCOME TAX	3,072	3,768	114	8,730	9,448	285

NET INCOME	$13,159	$11,070	$334	$39,608	$35,928	$1,083

NET INCOME PER SHARE	$1.36	$1.14	$0.03	$4.11	$3.72	$0.11

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$13.64	$11.48	$0.34	$41.05	$37.24	$1.12

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2004	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,608	$35,928	$1,083
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,023	710	21
Depreciation and amortization	30,439	30,783	928
Impairment loss on long-live assets	—	343	10
Net unrealized gain on short-term investments	—	(123)	(4)
Gain on sales of short-term investments	—	(91)	(3)
Net loss on disposal of scrap inventories and property, plant and equipment	119	7	—
Equity in net gain of unconsolidated companies	(33)	(66)	(2)
Cash dividends received from equity investees	56	66	2
Stock compensation expenses for shares issued to employee at a discount	182	1,997	60
Deferred income taxes	137	9,116	275
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(2,129)	295	9
Inventories	(510)	(453)	(14)
Prepaid expenses	(2,732)	(9,203)	(278)
Other current assets	(523)	(818)	(25)
Other assets	739	(176)	(5)
Increase (decrease) in:
Trade notes and accounts payable	713	(2,400)	(72)
Income tax payable	(2,338)	(5,015)	(151)
Accrued expenses	(3,915)	(4,748)	(143)
Customers’ deposits	(2,012)	(950)	(29)
Other current liabilities	1,226	1,055	32
Accrued pension liabilities	(714)	1,373	42
Deferred income	(1,845)	(1,489)	(45)
Other liabilities	(60)	117	4

Net cash provided by operating activities	57,431	56,258	1,695

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sale of short-term investments, net	(3,700)	(6,891)	(207)
Acquisition of investments in unconsolidated companies	(476)	—	—
Proceeds from disposal of investments in unconsolidated companies	10	—	—
Acquisitions of property, plant and equipment	(13,371)	(15,896)	(479)

(Continued)

	Nine Months Ended September 30
	2004	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
Proceeds from disposal of property, plant and equipment	$—	$34	$1
Acquisitions of patents and computer software	(78)	(89)	(3)

Net cash used in investing activities	(17,615)	(22,842)	(688)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	—	(200)	(6)
Cash dividends paid	(43,415)	(45,344)	(1,367)
Additional capital contributed by government	27	(1)	—

Net cash used in financing activities	(43,388)	(45,545)	(1,373)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,572)	(12,129)	(366)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553	29,283	883

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,981	$17,154	$517

SUPPLEMENTAL INFORMATION
Interest paid	$—	$2	$—

Income tax paid	$10,999	$11,400	$344

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. On August 12, 2005, the MOTC owns 47.84% shares of the Company and completed privatization plan. As of October 2005, the MOTC owns 41.48% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include commercial paper purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds, real estate investment trust funds and stocks are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the holding periods.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. All impairment charges have been properly recorded and disclosed throughout the periods presented in the accompanying financial statements.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006, and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2005, which was NT$33.18 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2004	September 30, 2005
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$1,958	$1,785
Negotiable certificate of deposit	8,900	2,050
Commercial paper purchased	18,425	13,319

	$29,283	$17,154

5.	SHORT-TERM INVESTMENTS

	December 31, 2004		September 30, 2005
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Open-end bond mutual fund	$8,901	$1	$15,951	$121
Principal guarantee notes	—	—	100	—
Real estate investment trust fund	—	—	103	3
Stock	—	—	66	(1)
Repurchaseable bond	214	(13)	—	—

	$9,115	$(12)	$16,220	$123

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2004		September 30, 2005
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)	(Unaudited)
Equity investees
Chunghwa Investment (“CHI”)	$930	49	$931	49
Taiwan International Standard Electronics (“TISE”)	499	40	497	40

	1,429		1,428

Cost investees
Taipei Financial Center (“TFC”)	2,530	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,606		2,606

	$4,035		$4,034

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months and nine months ended September 30, 2004 and 2005, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and nine months ended September 30, 2004 and 2005, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies. Dividends amounted to NT$58 million (unaudited) were declared by Siemens for the nine months ended September 30, 2005.

7.	IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Because of the improvements on telecommunication technology and changes in the market, the paging division is at the risk of obsolescence; the Company evaluated the recoverable amount of telecommunications network facilities of paging division on the basis of discounted future cash flow. As a result of the evaluation, the recoverable amount of telecommunications network facilities of paging division is less than its carrying amount; therefore, an impairment loss amounted to NT$343 million (US$ 10 million) is recognized on long-lived assets for three months ended September 30, 2005.

8.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2004	September 30, 2005
	NT$	NT$
		(Unaudited)
Loan from the Common Tunnel Fund	$700	$500
Less: Current portion of long-term loans	200	200

	$500	$300

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004 and September 30, 2005, the Company has unused credit lines of approximately NT$190,000 million and NT$170,800 million (unaudited), which are available for short-term and long-term borrowings.

9.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of September 30, 2005, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004 and September 30, 2005, the outstanding ADSs were 110,975 thousand units and 246,043 thousand units which equaled approximately 1,109,749 thousand common shares and 2,460,431 thousand common shares which represented 11.5% and 25.5% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders, for special reserve of $4 million (unaudited), 10% legal reserve of NT$4,986 million (unaudited) and cash dividends of NT$45,344 million (NT$4.7 per share) (unaudited).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$1,769 million (unaudited) as compensation expense for the shares purchased by employees that were subject to a discount for the three months and nine months ended September 30, 2005.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2004 to July 6, 2004, 5,098,515 shares from November 30 to December 8, 2004, 3,681,307 shares from March 31, 2005 to April 8 and 445,661 shares from June 30, 2005 to July 6, 2005 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, NT$50 million, NT$37 million and NT$4 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$24 million (unaudited) and NT$228 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the three months and nine months ended September 30, 2005.

10.	PENSION PLAN

Pension costs amounted to NT$1,114 million (unaudited) and NT$1,018 million (unaudited) for the three months ended September 30, 2004 and 2005, respectively, and NT$3,337 million (unaudited) and NT$3,680 million (unaudited) for the nine months ended September 30, 2004 and 2005, respectively. The Company’s contributions to the retirement plan were NT$1,848 million (unaudited) and NT$28 million (unaudited) for the three months ended September 30, 2004 and 2005, and NT$4,052 million (unaudited) and NT$2,935 million (unaudited) for the nine months ended September 30, 2004 and 2005, respectively.

In connection with the planned privatization, the Company is obligated to fully fund the existing defined benefit plans prior to the time of privatization. Under applicable Republic of China regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed it’s privatization plan on August 12, 2005. On the date of privatization, the Company settled employees’ past service costs mentioned above under the existing plans. The difference between deferred pension cost and accrued pension liabilities is taken over by the MOTC and accounted for the difference amounted to NT 12,403 million (US$ 374 million) as contributed capital and recorded in stockholders’ equity. The Company paid NT 76,015 million (US$ 2,291 million) for the accrued pension obligation from plan assets for the nine months ended September 30, 2005.

11.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2005, the Company had remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,868 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$15,217 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

September 30, 2005
NT$
(Unaudited)
Within the following year	$1,206
During the second year	985
During the third year	548
During the fourth year	310
During the fifth year and thereafter	116

$3,165

As of September 30, 2005, the Company had unused letters of credit of NT$5,470 million (unaudited).

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the pay order dated July 12, 2005 from the Taiwan Taipei District Court, the Company is required to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court on July 29, 2005. Chunghwa Post Co., Ltd. has submitted pleading to the Taipei District Court and started pretrial procedure. Currently the preliminary hearing has initiated, not yet proceeds to the argumentation.

12.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

13.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of September 30, 2005. The net realized exchange loss for the nine months ended September 30, 2004 was of NT$27 million (unaudited).

b.	Non-derivative financial instruments are as follows:

	December 31, 2004		September 30, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$29,283	$29,283	$17,154	$17,154
Short-term investment	9,115	9,115	16,220	16,220
Investments in unconsolidated companies, accounted for using the equity method	1,429	1,767	1,428	1,686
Refundable deposits (included in “other assets - other”)	3,357	3,357	3,474	3,474
Liabilities
Customers’ deposits	9,262	7,771	8,312	6,922
Long-term loans (including current portion of long-term loans)	700	700	500	500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

14.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operations - the provision of paging and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately as each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended September 30, 2004 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$15,255	$3,641	$3,779	$18,241	$74	$12,279	$874	$54,143
Elimination of intersegment amount	(4,366)	(586)	—	(279)	—	(2,792)	(8)	(8,031)
US GAAP adjustments	345	(1)	2	10	—	—	(8)	348

Total service revenues from external customers	$11,234	$3,054	$3,781	$17,972	$74	$9,487	$858	$46,460

Operating costs and expenses, excluding depreciation and amortization	$8,637	$1,228	$2,673	$8,081	$97	$6,012	$459	$27,187
Elimination of intersegment amount	(995)	(896)	(782)	(3,160)	(15)	(2,084)	(99)	(8,031)
US GAAP adjustments	283	5	12	49	1	92	(1)	441

	$7,925	$337	$1,903	$4,970	$83	$4,020	$359	19,597

Unallocated corporate amount								1,021

Total operating costs and expenses, excluding depreciation and amortization								$20,618

Depreciation and amortization	$5,078	$207	$173	$1,454	$78	$3,055	$117	$10,162
US GAAP adjustments	(65)	(3)	(3)	(16)	(1)	(31)	—	(119)

	$5,013	$204	$170	$1,438	$77	$3,024	$117	10,043

Unallocated corporate amount								22

Total depreciation and amortization								$10,065

Income from operations	$1,540	$2,206	$933	$8,706	$(101)	$3,212	$298	$16,794
Elimination of intersegment amount	(3,371)	310	782	2,881	15	(708)	91	—
US GAAP adjustments	127	(3)	(7)	(23)	—	(61)	(7)	26

	$(1,704)	$2,513	$1,708	$11,564	$(86)	$2,443	$382	16,820

Unallocated corporate amount								(1,043)

Total income from operations								$15,777

Segment income before income tax	$1,642	$2,255	$933	$8,712	$(102)	$3,327	$292	$17,059
Elimination of intersegment amount	(3,371)	310	782	2,881	15	(708)	91	—
US GAAP adjustments	209	(2)	(4)	(4)	1	(37)	(7)	156

	$(1,520)	$2,563	$1,711	$11,589	$(86)	$2,582	$376	17,215

Unallocated corporate amount								(984)

Total segment income before income tax								$16,231

As of and for the three months ended September 30, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,521	$3,390	$3,626	$19,230	$30	$14,580	$1,068	$56,445
Elimination of intersegment amount	(4,323)	(583)	—	(275)	(1)	(3,882)	(7)	(9,071)
US GAAP adjustments	303	17	19	46	—	—	(8)	377

Total service revenues from external customers	$10,501	$2,824	$3,645	$19,001	$29	$10,698	$1,053	$47,751

Operating costs and expenses, excluding depreciation and amortization	$7,504	$1,173	$2,455	$8,806	$35	$6,457	$536	$26,966
Elimination of intersegment amount	(985)	(838)	(732)	(3,516)	(6)	(2,864)	(128)	(9,069)
US GAAP adjustments	2,219	56	104	509	347	710	35	3,980

	$8,738	$391	$1,827	$5,799	$376	$4,303	$443	21,877

Unallocated corporate amount								1,294

Total operating costs and expenses, excluding depreciation and amortization								$23,171

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$4,796	$184	$170	$2,008	$71	$3,099	$123	$10,451
US GAAP adjustments	(81)	(3)	(2)	(17)	(1)	(26)	30	(100)

	$4,715	$181	$168	$1,991	$70	$3,073	$153	10,351

Unallocated corporate amount								34

Total depreciation and amortization								$10,385

Income from operations	$2,221	$2,033	$1,001	$8,416	$(76)	$5,024	$409	$19,028
Elimination of intersegment amount	(3,338)	255	732	3,241	5	(1,018)	121	(2)
US GAAP adjustments	(1,835)	(36)	(83)	(446)	(346)	(684)	(73)	(3,503)

	$(2,952)	$2,252	$1,650	$11,211	$(417)	$3,322	$457	15,523

Unallocated corporate amount								(1,328)

Total income from operations								$14,195

Segment income before income tax	$2,347	$2,090	$981	$8,436	$(420)	$5,091	$382	$18,907
Elimination of intersegment amount	(3,338)	255	732	3,241	5	(1,018)	121	(2)
US GAAP adjustments	(1,687)	(36)	(61)	(437)	(3)	(674)	(73)	(2,971)

	$(2,678)	$2,309	$1,652	$11,240	$(418)	$3,399	$430	15,934

Unallocated corporate amount								(1,096)

Total segment income before income tax								$14,838

As of and for the nine months ended September 30, 2004 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$45,020	$10,736	$11,441	$53,361	$245	$37,230	$2,147	$160,180
Elimination of intersegment amount	(12,563)	(1,754)	—	(775)	(1)	(7,801)	(9)	(22,903)
US GAAP adjustments	1,130	(18)	(19)	38	—	—	(22)	1,109

Total service revenues from external customers	$33,587	$8,964	$11,422	$52,624	$244	$29,429	$2,116	$138,386

Operating costs and expenses, excluding depreciation and amortization	$24,954	$3,831	$7,898	$23,657	$250	$17,061	$1,148	$78,799
Elimination of intersegment amount	(2,895)	(2,830)	(2,201)	(9,278)	(49)	(5,409)	(241)	(22,903)
US GAAP adjustments	1,367	34	65	321	4	546	10	2,347

	$23,426	$1,035	$5,762	$14,700	$205	$12,198	$917	58,243

Unallocated corporate amount								2,985

Total operating costs and expenses, excluding depreciation and amortization								$61,228

Depreciation and amortization	$15,245	$649	$514	$4,302	$235	$9,355	$387	$30,687
US GAAP adjustments	(177)	(8)	(8)	(42)	(3)	(81)	—	(319)

	$15,068	$641	$506	$4,260	$232	$9,274	$387	30,368

Unallocated corporate amount								71

Total depreciation and amortization								$30,439

Income from operations	$4,821	$6,256	$3,029	$25,402	$(240)	$10,814	$612	$50,694
Elimination of intersegment amount	(9,668)	1,076	2,201	8,503	48	(2,392)	232	—
US GAAP adjustments	(60)	(44)	(76)	(241)	(1)	(465)	(32)	(919)

	$(4,907)	$7,288	$5,154	$33,664	$(193)	$7,957	$812	49,775

Unallocated corporate amount								(3,056)

Total income from operations								$46,719

Segment income before income tax	$4,957	$6,409	$3,059	$25,394	$(242)	$11,062	$565	$51,204
Elimination of intersegment amount	(9,668)	1,076	2,201	8,503	48	(2,392)	232	—
US GAAP adjustments	424	(33)	(53)	(60)	1	(274)	(28)	(23)

	$(4,287)	$7,452	$5,207	$33,837	$(193)	$8,396	$769	51,181

Unallocated corporate amount								(2,843)

Total segment income before income tax								$48,338

As of and for the nine months ended September 30, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$42,406	$9,982	$10,855	$55,451	$110	$41,700	$2,346	$162,850
Elimination of intersegment amount	(12,196)	(1,740)	—	(840)	(1)	(10,617)	(14)	(25,408)
US GAAP adjustments	1,004	20	23	(18)	—	1	(23)	1,007

Total service revenues from external customers	$31,214	$8,262	$10,878	$54,593	$109	$31,084	$2,309	$138,449

Operating costs and expenses, excluding depreciation and amortization	$24,380	$3,497	$7,665	$25,374	$120	$18,927	$1,812	$81,775
Elimination of intersegment amount	(2,745)	(2,492)	(2,393)	(9,762)	(25)	(7,663)	(328)	(25,408)
US GAAP adjustments	2,893	71	134	610	348	932	51	5,039

	$24,528	$1,076	$5,406	$16,222	$443	$12,196	$1,535	61,406

Unallocated corporate amount								3,267

Total operating costs and expenses, excluding depreciation and amortization								$64,673

Depreciation and amortization	$14,487	$553	$511	$5,452	$213	$9,341	$422	$30,979
US GAAP adjustments	(184)	(7)	(8)	(49)	(2)	(79)	30	(299)

	$14,303	$546	$503	$5,403	$211	$9,262	$452	30,680

Unallocated corporate amount								103

Total depreciation and amortization								$30,783

Income from operations	$3,539	$5,932	$2,679	$24,625	$(223)	$13,432	$112	$50,096
Elimination of intersegment amount	(9,451)	752	2,393	8,922	24	(2,954)	314	—
US GAAP adjustments	(1,705)	(44)	(103)	(579)	(346)	(852)	(104)	(3,733)

	$(7,617)	$6,640	$4,969	$32,968	$(545)	$9,626	$322	46,363

Unallocated corporate amount								(3,370)

Total income from operations								$42,993

Segment income before income tax	$3,712	$6,094	$2,708	$25,029	$(568)	$13,689	$38	$50,702
Elimination of intersegment amount	(9,451)	752	2,393	8,922	24	(2,954)	314	—
US GAAP adjustments	(1,159)	(44)	(81)	(568)	(2)	(708)	(95)	(2,657)

	$(6,898)	$6,802	$5,020	$33,383	$(546)	$10,027	$257	48,045

Unallocated corporate amount								(2,669)

Total segment income before income tax								$45,376

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2005	2004	2005
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$45,155	$46,815	$134,261	$135,590
Overseas	1,305	936	4,125	2,859

	$46,460	$47,751	$138,386	$138,449

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.02 million and NT$0.01 million (unaudited) at December 31, 2004 and September 30, 2005, respectively, are located in Taiwan, ROC.

Exhibit 3

Chunghwa Telecom Reports Operating Results for the First

Nine Months and the Third Quarter of 2005:

3Q Revenue Increases 3.5% on the Back of Solid Mobile and Internet & Data

Service Growth

Taipei, Taiwan, R.O.C. October 31, 2005—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced its unaudited operating results for the third quarter of 2005. All figures were prepared in accordance with US GAAP.

Net income figures listed below will be affected by the employee stock purchase plan that was granted as a part of the Company’s privatization in August. According to US GAAP, the discount provided to employees for the shares to which they subscribed is considered compensation, and as such, needs to be accounted for as operating cost and expense over the lock-up period. Because the stock purchase plan was so well-received, the Company incurred a NT$1.7 billion expense in the third quarter. The total amount does not affect the Company’s cash position. Additionally, the dividend payout will be based on ROC GAAP financials, so it will be unaffected by the US accounting treatment of the employee stock purchases.

Highlights for the first nine months ending September 30, 2005:

•	Revenue remained flat at NT$138.4 billion
•	Net income was NT$35.9 billion, a 9.3 % YoY decrease
•	Fully-diluted earnings per common share (EPS) was NT$3.72, or US$ 1.12 per ADS, a 9.3% YoY decrease

Highlights for the third quarter of 2005:

•	Revenue was NT$47.8 billion, a 3.5 % QoQ increase
•	Net income was NT$11.1billion, a 13.4% QoQ decrease
•	Earnings per share (EPS) was NT$1.14, or US$0.34 per ADS, a 13.4% QoQ decrease.

Summary

Total revenue for the first nine months of 2005 was NT$138.4bn, which was flat compared to the same period last year. Of this, 36.4% was from fixed-line services, 39.5% from wireless services and 22.4% from Internet and data services. The remainder was from other services. Revenue from the Company’s mobile, and Internet and data services grew by 3.7% and 5.6%, respectively. Revenue for international long distance declined 4.8%, mainly due to competition. Domestic long distance revenue declined 7.8%, mainly because of mobile substitution and a decrease in transit revenue. Local call revenue declined 7.1% YoY, again, mainly due to mobile substitution and a migration of subscribers to broadband from dial-up Internet access services.

Total revenue for the third quarter of 2005 was NT$47.8bn, a 3.5% QoQ increase. Of this, 35.5% was from fixed-line services, 39.9% was from wireless services and 22.4% was from Internet and data services. The remainder was from other services.

Total operating costs and expenses for first nine months 2005 increased by 4.1% YoY, mainly because of the employee stock purchase plan that was mentioned at the top of this earnings release, and handset subsidies.

Total operating costs and expenses for the third quarter of 2005 were NT$33.6bn, a 5.7% QoQ increase. This was mainly due again to the employee stock purchase plan.

The Company also disclosed its ROC financial results, based on which the dividend will be paid. For the first nine months of 2005, total revenue on ROC GAAP was NT$136.9bn, total operating costs and expenses were NT$90.5bn and net income was NT$38.2bn, translating to earnings per share of NT$3.96, a 2.8% decrease YoY.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for first nine months increased by 5.6% YoY to approximately NT$31.1bn. Revenue in the third quarter of 2005 was NT$10.7bn, a 3.8% QoQ increase. This was primarily driven by a continued increase in broadband subscriber numbers.

•	The total number of Internet subscribers was about 4mn as of Sep. 30, 2005, a 7.6% YoY increase. In the third quarter of 2005, we added 94,000 subscribers.

•	ADSL subscribers totaled 3.5mn as of Sep. 30, 2005, a 21% YoY increase. We continued our growth in this business by adding 175,000 ADSL subscribers in the third quarter of 2005.

Mobile Service

•	Mobile revenue for the first nine months of 2005 increased by 3.7% YoY to NT$54.7bn due to an increase in minute usage and increased VAS revenue. For the third quarter of 2005, mobile revenue increased by 4.4%. This was due to typical seasonal spikes in usage.

•	At the end of September 2005, the total number of mobile subscribers was 8.1mn. The 2.1% YoY decrease was primarily due to our clean-up of inactive prepaid subscribers.

•	Our blended Average Revenue per User (ARPU) was NT$744 for the first nine months of the year. ARPU for the third quarter this year increased by 4.8% QoQ to NT$781 due to seasonal spikes in usage.

•	Chunghwa continues to be the leading mobile operator in Taiwan in both revenue and subscriber market share with 35.2% and 39.6% respectively as of the end of August 2005, according to data announced on the Directorate General of Telecommunications’ (DGT) website.

•	Mobile Number Portability (MNP) became effective on October 15th this year. To date, only a minimum number of subscribers have switched to other service providers. We believe that a number of mobile subscribers will switch to Chunghwa and that our business will benefit from the new regulation.

•	We rolled out 3G services on July 26th 2005. To date, we have around 265,000 3G subscribers.

Fixed Line Services

•	Total fixed line revenues for the first nine months 2005 declined by 6.7% to NT$50.4bn, mainly due to fixed-line competition, mobile substitution and a continuous migration of dial-up subscribers to ADSL broadband services. Fixed-line revenue for the third quarter of 2005 was NT$17.0bn, a increase of 0.8% QoQ.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.3mn as of Sep. 30, 2005, a 0.4% YoY increase.

Financial Statements

Financial statements and additional operating data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile, and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial and secondary public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw